FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2003

LUND VENTURES LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

*

Notice of Special Meeting of Shareholders, Dated April 7, 2003,

*

Report to Shareholders, Information Circular, Proxy Material and Return Card.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND VENTURES LTD.

(Registrant)

Date:

May 5, 2003

By:

 “James G. Stewart”

 James G. Stewart

Its:

 Secretary

(Title)

LUND VENTURES LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

__________________________________________________________________________________________

May 5, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Ventures Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Ventures Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND VENTURES LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND VENTURES LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia  V6E 2E9

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 12, 2003

NOTICE IS HEREBY GIVEN THAT the special meeting of the members of LUND VENTURES LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on May 12, 2003, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To consider and, if thought fit, to pass a special resolution consolidating:

(i)

all of the Company’s issued and unissued common shares without par value from 200,000,000 common shares without par value, of which 5,630,280 common shares are issued and outstanding, into 100,000,000 common shares without par value, of which 2,815,140 common shares are issued and outstanding, every two (2) common shares without par value being consolidated into one (1) common share without par value;

(ii)

no fractional common shares of the Company shall be issued in connection with the consolidation and in the event that the resultant number of shares held by any shareholder is not a whole number, then the number of common shares to be received by shareholders shall be rounded down to the nearest whole number of common shares;

and altering the Company’s Memorandum accordingly, as more fully set out in the information circular accompanying this notice.

2.

To consider and, if thought fit, to pass a special resolution increasing the number of common shares without par value which the Company is authorized to issue from 100,000,000 common shares without par value (post-consolidated) to 200,000,000 common shares without par value and altering the Company’s Memorandum accordingly, as more fully set out in the information circular accompanying this notice.

3.

To consider and, if thought fit, to pass a special resolution changing the name of the Company from Lund Ventures Ltd. to Lund Gold Ltd., or to such other new name as decided upon by the directors of the Company and acceptable to the Registrar of Companies for British Columbia, and the TSX Venture Exchange and that the Company’s Memorandum be altered accordingly;

4.

To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 7th day of April, 2003.

BY ORDER OF THE BOARD

“Chet Idziszek”

Chet Idziszek, President

LUND VENTURES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

REPORT TO SHAREHOLDERS

Since last December, the date of the Company’s last Annual General Meeting, the Company has had to revise its plan of reactivation in order to have its current “inactive” designation removed by the TSX Venture Exchange.  Despite previous indications from the Exchange that the Company could base its reactivation on the Elkhorn oil and gas prospect in southwest Manitoba, the Exchange subsequently advised the Company that it didn’t consider Elkhorn to be of sufficient merit on which to base its reactivation.

While this development was setback for the Company, it has resulted in the Company’s acquisition of an exciting gold exploration property in Brazil’s Amazon region.  Subject to completion of the Company’s revised reactivation plan, the Company has the right, jointly with Hydromet Technologies Limited, to acquire up to a 100% interest in the Aldebarán Property in the State of Amazonia, Brazil from Global Consultoria Mineral Ltda.

The Aldebarán Property is a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be tested by drilling.  Previous exploration has outlined a geochemically anomalous area (greater than 50 ppb gold) covering approximately 30 square kilometres.  Coincident with the central portion of this anomaly is a hydrothermally altered zone comprised of sericite, sulphides/oxides and multi-episodic quartz veining hosted by early Proterozoic felsic volcanics.  Approximately half of the rock grab samples and chip samples collected from the hydrothermally altered felsic volcanic rocks returned gold values ranging from 50 ppb to 2.74 grams per tonne while one sample returned a gold value of 10.11 grams per ton.

Subject again to completion of the Company’s plan of reactivation, the Company and Hydromet propose to undertake a program of trenching, auger geochemisty, geological mapping and Induced Polarization geophysical surveying to assist in defining drill targets followed by drilling, at an estimated cost of US$350,000.

The acquisition of the Aldebarán Property forms one part remaining outstanding from the Company’s plan of reactivation.  The other remaining part involves completion of financing to fund the acquisition of the Aldebarán Property and the Company’s share of the initial exploration program (US$150,000) and to provide the Company with sufficient working capital.

In October 2002, the Company announced that it had arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit to generate proceeds of $100,000.  Each unit would have consisted of one common share of the Company and one warrant entitling the purchase of an additional common share of the Company at a price of $0.10 per share for a period of one year.  This placement was set to close when the Company’s shares were suspended in December 2002, but management offered the subscribers the opportunity to withdraw their subscriptions as a result of the suspension.  I am happy to say that very few subscriptions were withdrawn and the subscribers remaining have agreed to continue with the placement on its revised terms discussed below.

As the funding requirements for the Aldebarán acquisition are considerably greater than for the Elkhorn Prospect, it was necessary for the Company to arrange additional financing.  This had to be structured in such a way as to avoid the Company’s reactivation being deemed a reverse take-over by the Exchange.  This would have required a far greater infusion of capital than is possible for the Company at this time.  Accordingly, the Company has arranged for debt financing of $250,000 in order to meet the Exchange’s tier maintenance requirements and complete its plan of reactivation.  In addition, the Company has also arranged a further private placement of $250,000 from One Click Ventures Inc., a junior capital pool company which will then be wound up following completion of the placement.  This will result in One Click’s shareholders becoming shareholders of the Company.

In order to permit One Click to participate on the same basis as the investors in the placement announced last October, it is necessary for the Company to undertake a consolidation of its share capital on a one for two basis.  This will allow the Company to issue units at the minimum price of $0.10 set by the Exchange.  The reason for the Special Meeting of the Company is to approve this consolidation and thereby permit the Company to complete its reactivation and resume trading.  In conjunction with the consolidation of share capital, shareholders are being asked to approve the change of the Company’s name to “Lund Gold Ltd.” or such other name as may be acceptable to the Exchange.

Both management and the Board of Directors of the Company strongly recommend approval of the share consolidation and name change.  This will permit the Company to complete its reactivation and resume trading, the first step to building shareholder value.  On completing the plan of reactivation, we intend to continue to seek out highly prospective gold properties in Central and South America such as the Aldebarán Property in order to achieve this goal.

On behalf of the Board of Directors, I would like to take this opportunity to thank all of the Company’s shareholders for their continued support.

BY ORDER OF THE BOARD OF DIRECTORS OF

LUND VENTURES LTD.

“Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

LUND VENTURES LTD.
(the “Company”)
Suite 2000 – 1055 West Hastings Street
Vancouver, British Columbia  V6E 2E9

INFORMATION CIRCULAR

(As at April 7, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of  LUND VENTURES LTD. (the "Company") for use at the Special Meeting of the Company to be held on May 12, 2003,  and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common shares without par value, of which 5,630,280 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on April 7, 2003 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares. Unless stated otherwise all matters presented to the meeting require approval by a simple majority of the votes cast at the meeting. A Special Resolution requires a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Chet Idziszek	630,100	11.2%

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SHARE CONSOLIDATION AND CHANGE OF NAME

To the knowledge of the Company’s Directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting, namely the consolidation of the Company’s share capital on a one for two basis, the subsequent increase in the Company’s authorized capital and the change of name to “Lund Gold Ltd.” These matters are being proposed as part of the Company’s plan of reactivation, the details of which are set out below.

The Company’s proposed plan of reactivation involves three stages: the acquisition of the Aldebarán Property; the consolidation of the Company’s share capital; and the completion of financings sufficient to allow the Company to meet TSX Venture Exchange full maintenance requirements.

Subject to completion of the Company’s revised reactivation plan, the Company has the right, jointly with Hydromet Technologies Limited, to acquire up to a 100% interest in the Aldebarán Property in the State of Amazonia, Brazil from Global Consultoria Mineral Ltda.

The Aldebarán Property is a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be tested by drilling.  Previous exploration has outlined a geochemically anomalous area (greater than 50 ppb gold) covering approximately 30 square kilometres.  Coincident with the central portion of this anomaly is a hydrothermally altered zone comprised of sericite, sulphides/oxides and multi-episodic quartz veining hosted by early Proterozoic felsic volcanics.  Approximately half of the rock grab samples and chip samples collected from the hydrothermally altered felsic volcanic rocks returned gold values ranging from 50 ppb to 2.74 grams per tonne while one sample returned a gold value of 10.11 grams per ton.

Subject again to completion of the Company’s plan of reactivation, the Company and Hydromet propose to undertake a program of trenching, auger geochemisty, geological mapping and Induced Polarization geophysical surveying to assist in defining drill targets followed by drilling, at an estimated cost of US$350,000.

In October 2002, the Company announced that it had arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit to generate proceeds of $100,000.  Each unit would have consisted of one common share of the Company and one warrant entitling the purchase of an additional common share of the Company at a price of $0.10 per share for a period of one year.  This placement was set to close when the Company’s shares were suspended in December 2002, but management offered the subscribers the opportunity to withdraw their subscriptions as a result of the suspension. Most subscribers have agreed to continue their participation on the same basis as the One Click Ventures Inc. placement described below and the balance have been replaced, resulting in the placement being fully subscribed.

As the funding requirements for the Aldebarán acquisition are considerably greater than for the Elkhorn Prospect, for which the placement was initially arranged, it was necessary for the Company to arrange additional financing.  This had to be structured in such a way as to avoid the Company’s reactivation being deemed a reverse take-over by the Exchange.  This would have required a far greater infusion of capital than is possible for the Company at this time.  Accordingly, the Company has arranged for debt financing of $250,000 in order to meet the Exchange’s tier maintenance requirements and complete its plan of reactivation.  In addition, the Company has also arranged a further private placement of $250,000 from One Click Ventures Inc., a junior capital pool company which will then be wound up following completion of the placement.  This will result in One Click’s shareholders becoming shareholders of the Company.

In order to permit One Click to participate on the same basis as the investors in the placement announced last October, it is necessary for the Company to undertake a consolidation of its share capital on a one for two basis.  This will allow the Company to issue units at the minimum price of $0.10 set by the Exchange.  The proposed change of the Company’s name to “Lund Gold Ltd.” is consequence of the proposed consolidation as the TSX Venture Exchange will require the Company to change its name at the time of the consolidation.

Both management and the Board of Directors of the Company strongly recommend approval of the share consolidation and name change.  This will permit the Company to complete its reactivation and resume trading, the first step to building shareholder value.  On completing the plan of reactivation, the Company  intends to continue to seek out highly prospective gold properties in Central and South America such as the Aldebarán Property in order to achieve this goal.

The Company requests that the shareholders pass the following special resolutions:

Consolidation of Capital

Consolidating all of the Company’s common shares without par value on a two (2) for one (1) basis as follows:

“RESOLVED as a special resolution that the Company’s issued and unissued common shares without par value be consolidated from 200,000,000 common shares without par value, of which 5,630,280 common shares without par value are issued and outstanding, into 100,000,000 common shares without par value, of which 2,815,140 common shares without par value are issued, every two (2) of such common shares without par value being consolidated into one (1) common share without par value and altering the Company’s Memorandum accordingly.”

Increase of Authorized Capital

In order to provide sufficient authorized capital for future share capital requirements after consolidation of its common shares, members will be asked to pass a special resolution increasing the authorized capital as follows:

"RESOLVED as a special resolution that the Company increase the authorized share capital from 100,000,000 common shares without par value (post-consolidated) to 200,000,000 common shares without par value and altering the Company's Memorandum accordingly."

Change of Name

As part of the Company’s reorganization, the directors of the Company have determined that a change of name of the Company should be effected.  Members will be asked to pass a special resolution changing the name of the Company  as follows:

“RESOLVED as a special resolution that the name of the Company be changed from Lund Ventures Ltd. to Lund Gold Ltd., or to such other name as decided upon by the directors and acceptable to the Registrar of Companies for British Columbia, and the TSX Venture Exchange and altering the Company’s Memorandum accordingly.”

Alteration of Memorandum

In order to reflect the above-noted proposed changes to the Company’s name and authorized capital, members will be asked to approve a special resolution altering the Company’s Memorandum to the form attached hereto and marked Schedule “A” so that the Memorandum, as altered, shall at the time of filing comply with the Company Act (British Columbia).

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a  material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 7th day of April, 2003.

BY ORDER OF THE BOARD

“Chet Idziszek” Chet Idziszek, President and Chief Executive Officer	“James G. Stewart” James G. Stewart, Chief Financial Officer and Secretary

SCHEDULE “A”

MEMORANDUM

(ALTERED)

of

LUND GOLD LTD.

1.

The name of the Company is "LUND GOLD LTD.”

2.

The authorized capital of the Company consists of  200,000,000  common shares without par value.

Proxy

SPECIAL MEETING OF MEMBERS OF

LUND VENTURES LTD. (the "Company")

TO BE HELD AT

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia

ON MONDAY MAY 12, 2003, AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.

To pass a special resolution to consolidate the Company’s common shares without par value on the basis of every two (2) common shares without par value being consolidated into one (1) common share without par value, as more fully set out in the accompanying Information Circular

		_______	_______
2.	To pass a special resolution increasing the authorized capital of the Company to 200,000,000 common shares without par value, as more fully set out in the accompanying Information Circular	_______	_______
3.	To pass a special resolution to change the name of the Company from Lund Ventures Ltd. to Lund Gold Ltd., as more fully set out in the accompanying Information Circular	_______	_______
4.	To transact such other business as may properly come before the Meeting	_______	_______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

___________________________________________

Please Print Name:

___________________________________________

Date:

___________________________________________

Number of Shares

Represented by Proxy:

___________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.  SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, .  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON  M5J 2Y1 and its fax number is: Within North America: (866) 249-7775 or Outside North America: (416) 263-9524.

RETURN CARD

TO REGISTERED HOLDERS AND

NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Instrument 54-101/Shareholder Communication (the “Policy”):

1.

registered shareholders may elect annually to have their name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter;

2.

non-registered shareholders may elect annually to have their name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer’s audited  annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer’s fourth fiscal quarter.

If you wish to be placed on the Company’s supplemental mailing list, please complete and return this form by mail or by fax #(604) 331-8773 to the Company:

LUND VENTURES LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

NAME OF ISSUER:

LUND VENTURES LTD.

NAME OF SHAREHOLDER:

_________________________________________________________

(Please Print)

ADDRESS:

_________________________________________________________

_________________________________________________________

SIGNATURE:

_________________________________________________________

I certify that I am a registered shareholder

SIGNATURE:

_________________________________________________________

I certify that I am a non-registered shareholder

DATED:

_________________________________________________________

Note:

As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.